

Mail Stop 7010

December 4, 2007

Via U.S. mail and facsimile

Mr. Peter S. Case
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

> RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended June 30, 2007
>   File No. 1-51754

Dear Mr. Case:

    We have reviewed your response letter dated November 27, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Management's Discussion and Analysis

Results of Operations, page 18

2. We note your response to prior comment 4 and the additional disclosures provided. We continue to believe that you should provide additional quantification so that readers are better able to understand the impact of the various factors that you disclose on your actual revenues. Your response indicates that you may not be able to provide quantification for certain factors as the financial information for prior years is not available. For any factors for which financial information is available, please quantify the actual dollar impact of the factor on your revenues from period to period. For example, you should disclose the dollar amount of the increase in revenues due to the increase in the number of retail stores and the sales of new 2007 product lines.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant